===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                ----------------------------------------------

                                    FORM 11-K


                        Pursuant to Section 15 (d) of the
                         Securities Exchange Act of 1934


                   ----------------------------------------


                                   (Mark One)


[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT
                                     OF 1934
                   for the fiscal year ended December 31, 1998

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT
                            OF 1934 [NO FEE REQUIRED]
            For the transition period from ___________ to __________


                    ---------------------------------------


                           Commission File No. 0-25078


A.  Full Title of the Plan

         PHAMIS INC. SALARY SAVINGS AND DEFERRAL PLAN


B. Name of the Issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                             IDX Systems Corporation
                               1400 Shelburne Road
                              Burlington, VT 05402

===============================================================================

                              REQUIRED INFORMATION


Financial Statements and Exhibit

Item (4) (a)    Independent Auditors' Report

                Financial Statements:

                Statements of Net Assets Available for Benefits,
                December 31, 1998 and 1997

                Statements of Changes in Net Assets Available for Benefits, years ended December 31, 1998 and 1997

                Notes to Financial Statements

                Schedule 1-Line 27a - Schedule of Assets Held for Investment Purposes, December 31, 1998

                Schedule 2-Line 27b - Schedule of Loans or Fixed Income Obligations, December 31, 1998

                Schedule 3-Line 27d - Schedule of Reportable Transactions, year ended December 31, 1998

                Schedule 4-Line 27e - Schedule of Nonexempt Transactions, year ended December 31, 1998


         (b)    Exhibit:

                Consent of Independent Certified Public Accountants



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned on their behalf hereunto duly authorized.

                                  PHAMIS Inc. Salary Savings and Deferral Plan

Date:  June 29, 1999              BY: /s/ John A. Kane
                                  ---------------------------------------
                                  John A. Kane
                                  Vice President, Finance, CFO and Treasurer

                                   PHAMIS INC.
                        Salary Savings and Deferral Plan


                       Financial Statements and Schedules


                           December 31, 1998 and 1997


                   (With Independent Auditors' Report Thereon)

                                   Phamis Inc.
                        Salary Savings and Deferral Plan


                                Table of Contents



DESCRIPTION                                                              PAGE
-----------                                                              ----

Independent Auditors' Report                                             5

Statements of Net Assets Available for Benefits                          6

Statements of Changes in Net Assets Available for Benefits               7

Notes to Financial Statements                                            8


Schedules

1    Line 27a--Schedule of Assets Held for Investment Purposes           21

2    Line 27b--Schedule of Loans or Fixed Income Obligations             22

3    Line 27d--Schedule of Reportable Transactions                       23

4    Line 27e--Schedule of Nonexempt Transactions                        24





                          Independent Auditors' Report



Plan Administration Committee
PHAMIS Inc. Salary Savings and Deferral Plan:


We have audited the accompanying statements of net assets available for benefits of PHAMIS Inc. Salary Savings and Deferral Plan (Plan) as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and loans or fixed income obligations at December 31, 1998 and reportable transactions and nonexempt transactions for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/  KPMG LLP

KPMG LLP


Seattle Washington
May 13, 1999

                                   PHAMIS INC.
                        SALARY SAVINGS AND DEFERRAL PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 1998 and 1997


                                          1998                     1997
                                 --------------------      --------------------
Assets:
 Investments at fair value:
   Money market funds            $           --                    4,560
   Common stock                       4,075,408                3,891,749
   Mutual funds                       9,335,119                8,481,271
   Loans to participants                469,027                  377,781
                                 --------------------      --------------------
                                     13,879,554               12,755,361
                                 --------------------      --------------------


Receivables:
   Sponsor                               61,641                    9,485
   Participants                          23,527                   98,272
   Receivables from sale of
      investments                     2,490,751                       --
   Accrued interest and dividends        14,263                  122,359
   Other                                    --                     4,543
                                 --------------------      --------------------
                                      2,590,182                  234,659
                                 --------------------      --------------------
Cash                                    398,182                       --
                                 --------------------      --------------------
         Total Assets            $   16,867,918               12,990,020
                                 --------------------      --------------------
Liabilities:
 Payable to IDX Systems
    Corporation Retirement Plan  $   16,753,415                       --
 Payable for purchase of
    investments                         114,503                       --
                                 --------------------      -------------------
         Total liabilities           16,867,918                      ---

         Net assets available
             for benefits        $           --               12,990,020
                                =====================      ====================


See accompanying notes to financial statements.

                                   PHAMIS INC.
                        SALARY SAVINGS AND DEFERRAL PLAN

           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 1998 and 1997


                                         1998                     1997
                                   -----------------      --------------------

Additions to net assets available
    for benefits attributed to:
  Investment income:
     Dividends                     $    1,263,793               498,217
     Interest                              39,737                33,992
  Net appreciation (depreciation)
    in fair value of investments:
     Common stock                         685,102             2,182,597
     Mutual funds                         654,926               648,237
     Self-directed investments
       of participants                         --                14,369
                                  ------------------      --------------------
                                        1,340,028             2,845,203
                                  ------------------      --------------------
                                        2,643,558             3,377,412
                                  ------------------      --------------------


 Contributions:
   Sponsor                                500,166               338,672
   Participants                         2,329,115             1,682,065
                                  -------------------     --------------------
                                        2,829,281             2,020,737
                                  -------------------     --------------------
Transfer from Data Breeze,
   Inc. 401(k) Plan                            --               275,134
                                  -------------------     --------------------
         Total additions                5,472,839             5,673,283

Deductions from net assets
   available for benefits
   attributed to
   benefits paid to participants        1,707,546             1,159,692
Transfer to IDX Systems
   Corporation Retirement Plan         16,755,313                    --
                                  -------------------     --------------------
         Total deductions              18,462,859             1,159,692

         Net increase in net assets
           available for benefits     (12,990,020)            4,513,591

Net assets available for benefits
  at beginning of year                 12,990,020             8,476,429
                                   -------------------    --------------------
Net assets available for benefits
  at end of year                   $           --            12,990,020
                                   ===================    ====================

See accompanying notes to financial statements.

                                   PHAMIS INC.
                        SALARY SAVINGS AND DEFERRAL PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997



(1)    DESCRIPTION OF PLAN

       The following description of the PHAMIS Inc. Salary Savings and Deferral Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.


       (a)    GENERAL

              The Plan is a defined contribution plan established in 1984 to provide a deferred income savings plan for employees of PHAMIS, Inc. The Plan's provisions permit tax deferred contributions by participants pursuant to section 401(k) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

              In March 1996, PHAMIS, Inc. merged with DataBreeze, Inc., which became a wholly-owned subsidiary. On April 30, 1997, the DataBreeze, Inc.401(k) Plan merged with the Plan. On the date of the Plan merger, the DataBreeze, Inc. 401(k) Plan had assets available for benefits of approximately $275,000.

              In July 1997, PHAMIS, Inc. merged with IDX Systems Corporation (IDX or Sponsor). As a result of the merger, in July, 1997, the common stock in the PHAMIS, Inc. Stock Fund was converted to IDX common stock at the exchange ratio used to effect the merger. The PHAMIS, Inc. Stock Fund was replaced by the IDX Systems Corporation Stock fund. The Plan was merged with the IDX Systems Corporation Retirement Plan effective December 31, 1998.


       (b)    PLAN ADMINISTRATION

              The Sponsor is the Plan administrator and has appointed an administrative committee to administer the Plan. The assets of the Plan are held by Northwestern Trust and Investors Advisory Company (Northwestern Trust) which also serves as trustee of the Plan. Certain services are performed by Howard Johnson & Company based upon information provided by the Plan administrator. Administrative expenses of the Plan are paid by the Sponsor.


       (c)    ELIGIBILITY, CONTRIBUTIONS AND PARTICIPANT ACCOUNTS

              All non-union employees who were employees of PHAMIS, Inc. prior to the IDX merger or were hired at the Seattle location after the IDX merger who are age 18 or older are eligible to participate in the Plan after completing one hour of service, and become eligible for the employer matching contribution on the first day of the calendar quarter immediately following completion of one year of service (defined as a Plan year during which a participant completes at least 1,000 hours of service). All eligible employees are participants in the Plan whether or not actual contributions are made.

              Participants may contribute between 1% and 15% of their pretax salary, limited by the Internal Revenue Code to $10,000 and $9,500 in 1998 and 1997, respectively. Pretax contributions are matched by the Sponsor at 50% up to $1,500 per participant per year.

                                   PHAMIS INC.
                        SALARY SAVINGS AND DEFERRAL PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


       (d)    VESTING

              Participants are immediately vested in their contributions, the Sponsor matching contributions and the earnings thereon.


       (e)    INVESTMENT OPTIONS

              Participants have the option of directing their contributions in 1% increments into any one or more of the Plan's investment options. Prior to July 11, 1997 the Sponsor matching contributions consisted of PHAMIS, Inc.'s common stock. Subsequent to July 11, 1997, the Sponsor contribution is made in cash and invested in accordance with the participant's contributions elections.

              A description of each of the available funds as of December 31, 1998 follows:

               - IDX Systems Corporation Stock Fund--Invests in IDX Systems Corporation common stock.

               - Bond Fund of America--Invests at least 60% of its assets in securities rated A or better by Moody's or Standard & Poor's bond rating services and can invest in lower rated, higher risk securities when appropriate, as well as in non-U.S. bonds.

               - Washington Mutual Investors Fund--Seeks current income and an opportunity for growth of principal consistent with sound common stock investing. The fund invests only in companies which satisfy certain specifications regarding earnings, dividends, capital and liquidity.

               - AIM Limited Maturity Fund--Invests in a diversified portfolio of short-term U.S. Government Securities.

               - AIM Value Fund--Invests in stocks of companies of various sizes, focusing on companies with above average earnings growth that are selling at or below market prices.

               - Kaufmann Fund--Invests in a diversified portfolio of small company stocks. These investments generally assume higher risk in exchange for the opportunity of higher returns.

               - Templeton Foreign Fund--Invests in the stocks of foreign companies in both developed and underdeveloped countries.

               - Loan Fund--Allows participants to borrow up to 50% of their total account balance subject to certain limitations.

              Participants may change their investment options quarterly.

              On a quarterly basis, each participant's account is credited with an allocation of each investment fund's earnings based on the participant's weighted average account balance in each fund for the quarter.

                                   PHAMIS INC.
                        SALARY SAVINGS AND DEFERRAL PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


       (f)    PARTICIPANT NOTES RECEIVABLE

              Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Loan Fund. Loan terms range from 1 to 5 years or up to 30 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate of prime plus 1%. Principal and interest are paid ratably through monthly payroll deductions. Participants are limited to two outstanding loans at any point in time.


       (g)    PAYMENT OF BENEFITS

              Participants are eligible to receive distributions upon termination of employment, upon becoming permanently disabled, upon retirement, or upon request for a hardship withdrawal prior to termination. Distributions are paid in a single lump sum or, if the account balance exceeds $3,500 and at the participant's election, by payment in monthly, quarterly or annual installments over a fixed reasonable period of time not to exceed the combined life expectancy of the participant and beneficiary.


(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


       (a)    BASIS OF PRESENTATION

              The accompanying financial statements have been prepared on the accrual basis of accounting.


       (b)    USE OF ESTIMATES

              The preparation of financial statements in conformity with generally accepted accounting principles and the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 requires the use of estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.


       (c)    INVESTMENT VALUATION AND INCOME RECOGNITION

              Investments other than loans to participants are stated at fair value based on quoted market prices. Loans to participants are valued at cost, which approximates fair value.

              Net appreciation or depreciation includes both realized and unrealized gains and losses. Purchases and sales of investments are recorded on a trade-date basis.

                                   PHAMIS INC.
                        SALARY SAVINGS AND DEFERRAL PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


(3)    PLAN TERMINATION

       The Plan was merged with the IDX Systems Corporation Retirement Plan effective December 31, 1998. The Sponsor has the right under the Plan to discontinue matching contributions or to terminate the Plan at any time subject to the provisions of ERISA. If terminated, Plan assets would be distributed to participants according to their account balances.

(4)    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

       The Plan's Form 5500 as of December 31, 1998 reflects the transfer of assets to the IDX Systems Corporation Retirement Plan for the Plan merger effective December 31, 1998.

       The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 1998:

       Benefits paid to participants per the financial
       statements                                       $       1,707,546
       Add amounts allocated to withdrawing participants
       at December 31, 1998                                        65,031
                                                       -------------------

       Benefits paid to participants per Form 5500      $       1,772,577
                                                        ===================


       Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.


(5)    TAX STATUS

       The Internal Revenue Service has determined and informed the Sponsor by a letter dated September 20, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                                  PHAMIS INC.
                       SALARY SAVINGS AND DEFERRAL PLAN

                         Notes to Financial Statements

                          December 31, 1998 and 1997

(6) INVESTMENTS

    The following table presents the assets held for investment purposes at December 31:


                                        1998                 1997
                                 -------------------- --------------------
                                 Principal             Principal
                                 amount or             amount or
                                 number of  Investment number of  Investment
                                 shares     value      shares     value

                                 ---------  ---------  ---------- ---------

     Money market funds:
       Fidelity Institutional
         Cash Domestic Money           -   $     --   4,560  $   4,560
         Market Class I
                                 ---------  --------- ---------- ---------
     Common stock:
       IDX Systems Corporation     92,532   4,075,408  105,182   3,891,749
                                 ---------  --------- ---------- ---------
     Mutual funds:
       Bond Fund of America        48,749     663,476   30,419     425,863
       Washington Mutual          105,833   3,482,970   80,006   2,428,180
         Investors Fund
       AIM Limited Maturity        76,637     778,630    58,171    585,783
         Fund
       AIM Value Fund A           109,730   4,410,043      717      23,237
       AIM Value Fund Class B          --          --    7,632   2,794,602
       Kaufmann Fund                   --          --  218,166   1,389,644
       Templeton Foreign Fund          --          --   83,815     833,962
                                            ---------            ---------

             Total mutual funds             9,335,119            8,481,271
                                            ---------            ---------
     Loans to participants                    469,027              377,781
                                            =========            =========

             Total investments            $13,879,554          $12,755,361
                                           ==========           ==========

(7)   NON-EXEMPT TRANSACTION

During 1998, the Sponsor failed to transmit several payroll period participant contributions amounting to $327,589 as soon as reasonably segregable from the Sponsor's assets. The participant's contributions were subsequently restored, and the participant's accounts will be credited with $49,518 of lost earnings thereon.

                                   PHAMIS INC.
                        SALARY SAVINGS AND DEFERRAL PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997

(8) NET ASSETS AVAILABLE FOR BENEFITS AND CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND

  Net assets available for benefits as of December 31 and changes in net assets available for benefits for the years then ended are allocated by fund as follows:



                                      1998

-------------------------------------------------------------------------------

                                          WASHINGTON    AIM
                               BOND       MUTUAL        LIMITED      AIM
                    IDX STOCK  FUND OF    INVESTORS     MATURITY     VALUE
                    FUND       AMERICA    FUND          FUND         FUND
                    ---------  --------   ---------     --------     ---------

Assets:
 Investments at fair
  value:
   Money market funds       --        --          --           --            --
   Common stock       ,075,408        --          --           --            --
   Mutual funds             --   663,476   3,482,970      778,630     4,410,043
   Loans to participants    --        --          --           --            --
                    ----------- ---------  ---------      -------     ---------
                     4,075,408   663,476   3,482,970      778,630     4,410,043
                    -----------  --------  ---------      --------    ---------
Receivables:
 Sponsor                 4,445     3,487         563          793           506
 Participants           23,527        --          --           --            --
 Receivables from sale
   of investments           --        --          --           --            --
Accrued interest and
   dividends                --     2,023          --        3,166         9,074
                    -----------  --------- ----------     --------    ---------
                        27,972     5,510         563        3,959         9,580
                    -----------  --------  ----------     --------    ---------
Cash                     3,173    25,224      89,279       18,241       125,533
                    -----------  --------  ----------     --------    ---------
   Total Assets      4,106,553   694,210   3,572,812      800,830     4,545,156

Liabilities:
 Payable to IDX
   Systems Corpora-
   tion Retirement
   Plan              4,106,553   668,986   3,483,533      800,830     4,545,156
 Payable for purchase
   of investments           --    25,224      89,279           --            --
                    -----------  --------- ----------     --------    ---------
   Total liabilities 4,106,553   694,210   3,572,812      800,830     4,545,156
                    -----------  --------- ----------     --------    ---------
Net assets available
  for benefits      $       --        --          --           --            --
                    ===========  ========= ==========     ========    =========

                                      1998

-------------------------------------------------------------------------------

                                  TEMPLETON
                      KAUFMANN    FOREIGN      LOAN
                      FUND        FUND         FUND      OTHER      TOTAL
                      --------    ---------    ------    -------    -------
Assets:
 Investments at fair
  value:
   Money market funds $    --           --         --         --           --
   Common stock            --           --         --         --    4,075,408
   Mutual funds            --           --         --         --    9,335,119
   Loans to participants   --           --    469,027         --      469,027
                    ----------    ---------   ---------  --------   ----------
                           --           --    469,027         --   13,879,554
                    ----------    ---------   ---------  --------  -----------
Receivables:
 Sponsor                1,574          755         --     49,518       61,641
 Participants              --           --         --         --       23,527
 Receivables from
  sale of
  investments       1,643,362      847,389         --         --    2,490,751
Accrued interest
  and dividends            --           --         --         --       14,263
                    ----------    ---------   ---------  --------  -----------
                    1,644,936      848,144         --      49,518   2,590,182
                    ----------    ---------   ---------  --------- -----------
Cash                   95,411       41,321         --          --     398,182
                    ----------    ---------   ---------  --------- -----------
  Total Assets      1,740,347      889,465    469,027      49,518  16,867,918

Liabilities:
 Payable to IDX
   Systems Corpora-
   tion Retirement
   Plan             1,740,347      889,465    469,027      49,518  16,753,415
 Payable for purchase
   of investments          --           --         --          --     114,503
                    ---------     ---------   ---------  --------- -----------
  Total liabilities 1,740,347      889,465    469,027      49,518  16,867,918
                    ---------     ---------   ---------  --------- -----------
Net assets available
for benefits      $        --           --         --          --          --
                  ===========     =========   =========  ========= ===========

                                   PHAMIS INC.
                        SALARY SAVINGS AND DEFERRAL PLAN

                    Notes to Financial Statements, Continued





                                      1997

------------------------------------------------------------------------------

                                          WASHINGTON    AIM
                               BOND       MUTUAL        LIMITED      AIM
                    IDX STOCK  FUND OF    INVESTORS     MATURITY     VALUE
                    FUND       AMERICA    FUND          FUND         FUND
                    ---------  --------   ---------     --------     ---------

Investments at fair
value:
 Money market funds $   4,560       --          --           --            --
 Common stock       3,891,749       --          --           --            --
 Mutual funds              --  425,863   2,428,180      585,783     2,817,839
 Self-directed
   investments of
   participants            --       --          --           --            --
 Loans to
   participants            --       --          --           --            --
                   ----------  -------   ----------     --------   -----------
                    3,896,309  425,863   2,428,180      585,783     2,817,839
                   ----------  -------   ----------     --------   -----------
Receivables:
 Sponsor                  395      538       2,784          534         2,285
 Participants           4,148    5,538      22,790        4,233        29,410
 Other                    279    3,094         552           50          (106)
 Accrued interest
   and dividends          740    3,917          --        3,250        18,856

                   ----------  -------   ----------     --------   -----------
                        5,562   13,087      26,126        8,067        50,445
                   ----------  -------   ----------     --------   -----------
     Net assets
     available for
     benefits     $ 3,901,871  438,950   2,454,306      593,850     2,868,284
                  =========== ========  ==========     ========    ==========


                                      1997

-----------------------------------------------------------------------

                                     TEMPLETON
                         KAUFMANN    FOREIGN        LOAN
                         FUND        FUND           FUND           TOTAL
                        --------    ---------      ------        -------


Investments at fair
 value:
 Money marketfunds           --           --           --           4,560
 Common stock                --           --           --       3,891,749
 Mutual funds         1,389,644      833,962           --       8,481,271
 Self-directed
  investments of
  participants               --           --           --              --
 Loans to
  participants               --           --      377,781         377,781
                     -----------    ---------     --------     ------------
                      1,389,644      833,962      377,781      12,755,361
                     -----------    ---------     --------     ------------
Receivables:
 Sponsor                  1,791        1,158          --            9,485
 Participants            19,854       12,299          --           98,272
 Other                     (662)       1,336          --            4,543
 Accrued interest
   and dividends         89,476        6,120          --          122,359

                     -----------    ---------     --------     ------------
                        110,459       20,913          --          234,659
                     -----------    ---------     --------     ------------
    Net assets
    available for
    benefits          1,500,103      854,875      377,781       12,990,020
                     ===========    =========     =========    ============

                                   PHAMIS INC.
                        SALARY SAVINGS AND DEFERRAL PLAN

                    Notes to Financial Statements, Continued



                                      1998

---------------------------------------------------------------------

                    IDX                     WASHINGTON    AIM
                    SYSTEMS      BOND       MUTUAL        LIMITED      AIM
                    CORPORATION  FUND OF    INVESTORS     MATURITY     VALUE
                    STOCK FUND   AMERICA    FUND          FUND         FUND
                    ----------   --------   ---------     --------     ---------


Additions to net
 assets available
 for benefits
 attributed to:
 Investment income:
   Dividends       $      --      37,695      322,032       37,415      588,159
   Interest              279          --           --           --           --
   Net appreciation
    (depreciation)
    in fair value
    of investments:
    Common stock     685,102          --           --           --           --
    Mutual funds          --     (19,217)     180,157        3,693      840,262
                   ----------    ---------    ---------     --------  ----------
                     685,102     (19,217)     180,157        3,693      840,262
                   ----------    ---------    ---------     --------  ---------
                     685,381      18,478      502,189       41,108    1,428,421
                   ----------    ---------    ---------     --------  ----------

Contributions:
   Sponsor            38,740      23,363      106,767       30,760      125,670
   Participants      166,437     124,449      557,974      147,460      639,463
                   ----------    ---------    ---------    ---------  ----------
                     205,177     147,812      664,741      178,220      765,133
                   ----------    ---------    ---------    ---------  ----------
   Total additions   890,558     166,290    1,166,930       219,328   2,193,554
Net interfund
 transfers          (305,510)    114,603      102,429       226,000    (80,268)

Deductions from net
 assets available
 for benefits
 attributed to
 benefits paid to
 participants        380,366      50,857      240,132       238,348     436,414
Transfers to IDX
 Systems Corporation
 Retirement Plan   4,106,553     668,986    3,483,533       800,830   4,545,156
                   ----------    ---------  ---------      ---------  ----------

  Net decrease in
   net assets
   available for
   benefits       (3,901,871)   (438,950) (2,454,306)      (593,850) (2,868,284)

Net assets available
 for benefits at
 beginning of
 year              3,901,871      438,950  2,454,306        593,850   2,868,284
                  -----------    --------  ----------       --------  ----------
Net assets
 available for
 benefits at end
 of year         $        --          --          --             --         --
                 ============    ========= ==========       ========= ==========

                                    1998

------------------------------------------------------------------------

                                  TEMPLETON
                      KAUFMANN    FOREIGN      LOAN
                      FUND        FUND         FUND        OTHER      TOTAL
                      --------    ---------    ------      -------    -------


Additions to net
 assets available for
 benefits attributed
 to:
 Investment income:
   Dividends        $  174,007     104,485         --          --     1,263,793
   Interest                 --          --     39,458          --        39,737
   Net appreciation
    (depreciation)
    in fair value
    of investments:
    Common stock            --          --         --          --       685,102
    Mutual funds      (208,679)   (141,290)        --          --       654,926
                     ----------   ----------  ---------    -------   ----------
                      (208,679)   (141,290)        --          --     1,340,028
                    -----------   ----------  ---------    --------  ----------
                       (34,672)    (36,805)    39,458          --     2,643,558
                    -----------   ----------  ---------    --------  ----------

Contributions:
   Sponsor              81,895      43,453         --      49,518       500,166
   Participants        460,429     232,903         --          --     2,329,115
                    -----------   ----------  ---------    --------  ----------
                       542,324     276,356         --      49,518     2,829,281
                    -----------   ----------  ---------    --------  ----------
   Total additions     507,652     239,551     39,458      49,518     5,472,839

Net interfund
 transfers             (40,990)    (89,211)    72,947          --            --
Deductions from net
 assets available
 for benefits
 attributed to
 benefits paid to
 participants          224,739     115,531     21,159          --     1,707,546
Transfers to IDX
 Systems Corporation
 Retirement Plan     1,742,026     889,684    469,027      49,518    16,755,313
                    -----------    --------   --------     -------   ----------
   Net decrease in
    net assets
    available for
    benefits        (1,500,103)   (854,875)  (377,781)         --   (12,990,020)

Net assets available
 for benefits at
 beginning of
 year                1,500,103     854,875    377,781          --    12,990,020
                    -----------    --------   --------      -------  ----------
Net assets available
 for benefits at
 end of year       $        --          --         --          --            --
                   ============    =========  =========     ======== ==========

                                   PHAMIS INC.
                        SALARY SAVINGS AND DEFERRAL PLAN

                    Notes to Financial Statements, Continued



                                      1997

---------------------------------------------------------------------

                    IDX                     WASHINGTON    AIM
                    SYSTEMS      BOND       MUTUAL        LIMITED      AIM
                    CORPORATION  FUND OF    INVESTORS     MATURITY     VALUE
                    STOCK FUND   AMERICA    FUND          FUND         FUND
                    ----------   --------   ---------     --------     ---------

Additions to net
 assets available
 for benefits
 attributed to:
 Investment income:
   Dividends      $        --      26,162     240,124       35,715       32,471
   Interest               599          --          --           --           --
   Net appreciation
    (depreciation)
     in fair Value
    of investments:
    Common stock    2,182,597          --          --           --           --
    Mutual funds           --       6,416      399,112       3,063      222,420
    Self-directed
     investments of
     participants          --          --          --           --           --
                   ----------     --------    --------     -------    ---------
                    2,182,597       6,416      399,112       3,063      222,420
                   ----------     --------    --------     -------    ---------
                    2,183,196      32,578      639,236      38,778      254,891
                   ----------     --------    ---------    -------    ---------

Contributions:
   Sponsor            267,430       3,533       20,538       2,965       22,393
   Participants       150,403      74,588      353,659      81,853      502,607
                   ----------     --------    ---------    -------    ---------
                      417,833      78,121      374,197      84,818      525,000
                   ----------     --------    ---------    -------    ---------
Transfer from
  DataBreeze, Inc.
  401(k) Plan          18,815       3,976       42,725      16,573       29,000
                   ----------     ---------   ---------    -------    ---------
  Total additions   2,619,844     114,675    1,056,158     140,169      808,891

Net interfund
 transfers           (227,362)     30,475        9,623     (79,753)     158,982
Deductions from net
 assets available
 for benefits
 attributed to
 benefits paid
 to participants      327,717      33,852      133,288      25,306      296,949
                 ------------     --------    --------     --------   ---------
  Net increase
   (decrease) in
   net assets
   available for
   benefits         2,064,765     111,298      932,493      35,110      670,924

Net assets
 available for
 benefits at
 beginning of
 year               1,837,106     327,652    1,521,813     558,740    2,197,360
                 ------------     --------   ---------     --------   ----------
Net assets
 available for
 benefits at
 end of year     $  3,901,871     438,950    2,454,306     593,850    2,868,284
                 ============     ========   =========     =======    =========


                                      1997

------------------------------------------------------------------------------

                                 TEMPLETON   SELF-
                   KAUFMANN      FOREIGN     DIRECTED       LOAN
                   FUND          FUND        FUND           FUND        TOTAL
                   ---------     --------    ---------      -------     --------

Additions to net
 assets available
 for benefits
 attributed to:
 Investment income:
   Dividends          89,476       74,269          --           --      498,217
   Interest               --           --          --       33,393       33,992
   Net appreciation
    (depreciation)
    in fair value
    of investments:
    Common stock          --           --          --           --    2,182,597
    Mutual funds      89,315      (72,089)         --           --      648,237
    Self-directed
     investments
     of participants      --           --      14,369           --       14,369
                     --------     --------     --------    --------   ---------
                      89,315      (72,089)     14,369           --    2,845,203
                     --------     --------     --------    --------   ---------
                     178,791        2,180      14,369       33,393    3,377,412
                     --------     --------     --------    --------   ---------

Contributions:
   Sponsor            14,256        7,557          --           --      338,672
   Participants       318,778     200,177          --           --    1,682,065
                      -------     --------     -------     --------   ---------
                      333,034     207,734          --           --    2,020,737
                      -------     -------      -------     --------   ---------
Transfer from
 DataBreeze, Inc.
 401(k)Plan            99,475      61,317          --        3,253      275,134
                      --------    -------      -------     --------   ---------
   Total additions    611,300     271,231      14,369       36,646    5,673,283
Net interfund
 transfers            299,916     220,730    (441,782)      29,171           --
Deductions from net
 assets available for
 benefits attributed
 to benefits paid
 to participants      189,305      10,582     109,952       32,741    1,159,692
                      --------    -------     -------       -------   ---------
   Net increase
    (decrease) in
    net assets
    available for
    benefits          721,911     481,379    (537,365)      33,076    4,513,591

Net assets
 available for
 benefits at
 beginning of year    778,192     373,496     537,365      344,705    8,476,429
                      --------    -------     -------      -------    ---------
Net assets available
 for benefits at
 end of year        1,500,103     854,875         --       377,781   12,990,020
                    =========     =======     =======      =======   ==========

                                                                      Schedule 1


                             PHAMIS INC.
                  SALARY SAVINGS AND DEFERRAL PLAN

      Line 27a--Schedule of Assets Held for Investment Purposes

                          December 31, 1998


                           Description of
                        investment, including
 Identity of issue,     maturity date, rate
      borrower,             of interest,                 Current
 lessor, or similar      collateral, par or      Cost     value
        party              maturity value
---------------------- ----------------------- --------- ---------

American Funds         Bond Fund of America,     671,149   663,476
                       48,749 shares

American Funds         Washington Mutual
                       Investors Fund,
                       105,833 shares          2,758,167 3,482,970

AIM Investment         AIM Limited Maturity
Securities Funds       Treasury Shares,
                       76,637 shares             813,339   778,630

AIM Investment         AIM Value Fund A,       3,402,166 4,410,043
Securities Funds       109,730 shares

*IDX Systems Corp.     Common stock, 92,532    1,467,410 4,075,408
                       shares

Various                Participant loans, 7%          --   469,027
                       to 10%


* Party-in-interest of the Plan as defined by Section 3(14) of ERISA.

                                                                      Schedule 2


                             PHAMIS INC.
                  SALARY SAVINGS AND DEFERRAL PLAN

       Line 27b--Schedule of Loans or Fixed Income Obligations

                    Year ended December 31, 1998


                                 Amount received during
                       Original  reporting year                     Unpaid
Identity and           amount    ----------------------             balance at
address of obligor     of loan   Principal     Interest             end of year*
-------------------   ---------  ----------------------           --------------

Anya Wofford          $ 2,200      75.67         44.93              2,323.12
5008 192nd St. SW
Lynnwood, WA  98036


Heidi Immel             6,400         --             --             5,283.33
310 NW 75th
Seattle, WA  98117



Detailed description of loan
including dates of making and                         Amount overdue
maturity,interest rate,the type              ----------------------------------
and valuation of collateral                  Principal               Interest
--------------------------------             ----------------------------------

Originated April 15, 1998; matures           $  2,224.33                 --
April 30, 2003; 9.5% interest rate;
vested account balance used for
collateral


Originated September 11, 1998;               $  5,144.53             118.97
matures September 30, 2001;
9.25% interest rate; vested account
balance used forcollateral

*Unpaid balance represents principal and accrued interest.

                                                                      Schedule 3


                             PHAMIS INC.
                  SALARY SAVINGS AND DEFERRAL PLAN

          Line 27d--Schedule of Reportable Transactions(1)

                    Year ended December 31, 1998

                                                        PURCHASE   SELLING
IDENTITY OF PARTY INVOLVED      DESCRIPTION OF ASSET    PRICE      PRICE
--------------------------      --------------------    --------   ------------

Series of transactions:
 Kaufmann Fund, Inc.            Kaufmann Fund           $  791,065         --
 Kaufmann Fund, Inc.            Kaufmann Fund                   --  2,022,079
 AIM Investment Securities
    Funds                       AIM Value Fund  A        4,182,212         --
 AIM Investment Securities
    Funds                       AIM Value Fund  A              --     632,493
 American Funds                 WM Investors Fund        1,071,843         --
 American Funds                 WM Investors Fund                     301,737
 Templeton Foreign Fund         Templeton Foreign Fund     375,171         --
 Templeton Foreign Fund         Templeton Foreign Fund          --  1,064,203

Single transaction:
 AIM Investment Securities
     Funds                      AIM Value Fund A         2,794,602         --
AIM Investment Securities
     Funds                      AIM Value Fund B                --  2,794,602


                            CURRENT VLAUE
                            OF ASSET ON
COST OF                     TRANSACTION                NET
ASSET                       DATE                       GAIN OR (LOSS)
------------                ----------------------     ----------------


  791,065                     791,065                         --
2,117,722                   2,022,079                    (95,643)

4,182,212                   4,182,212                         --

  569,880                     632,493                     62,613
1,071,843                   1,071,843                         --
  229,763                     301,737                     71,974
  375,171                     375,171                         --
1,249,219                   1,064,203                   (185,016)



2,794,602                   2,794,602                         --

2,794,602                   2,794,602                         --

(1) Reportable transactions as defined in the Department of Labor's reporting regulations consist of (a) a single transaction in excess of 5% of the current value of Plan assets, (b) a series of transactions with or in conjunction with the same person, involving property other than securities, which amount in the aggregate to more than 5% of the current value of Plan assets, (c) a series of transactions with respect to securities of the same issue which amount in the aggregate to more than 5% of the current value of total Plan assets and (d) any transaction with respect to securities with or in conjunction with a person if a prior or subsequent single transaction has occurred with respect to securities with or in conjunction with that same person in an amount in excess of 5% of the current value of Plan assets. The current value of Plan assets, to apply the definition of reportable transactions, is determined at the beginning of the Plan year.

                                                                      Schedule 4

                           PHAMIS INC.
                SALARY SAVINGS AND DEFERRAL PLAN

           Line 27e - Schedule of Nonexempt Transactions

                  Year ended December 31, 1998


                      Relationship
                        to Plan,
                      employer or
    Identity of party     other          Description of    Cost of
    involved          party-in-interest  transaction       asset
-------------------  ---------------  -----------------  ---------

IDX Systems          Plan sponsor     Failure to       $ 49,518
Corporation                           transmit
                                      participant
                                      contributions
                                      as soon as
                                      reasonably
                                      segregable.


During 1998, the Sponsor failed to transmit several payroll period contributions amounting to $327,589 as soon as reasonably segregable. The participants' contributions were subsequently restored, and the participants' accounts will be credited with $49,518 of lost earnings thereon.